

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Tim Smith
Chief Executive Officer
U.S. GoldMining Inc.
1188 West Georgia Street, Suite 1830
Vancouver, BC, Canada V6E 4A2

> **Re: U.S. GoldMining Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2024**
> **File No. 333-279435**

Dear Tim Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alla Digilova, Esq.